Exhibit 99.3

Additional Risk Factor relating to Janssen Agreement
As discussed in the Company’s Half-Year Financial Report From January 1, 2023 to June 30, 2023, which is included as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on September 26, 2023, in light of the Company’s entry into the Janssen Agreement (as defined therein), the Company is providing the following supplemental risk factor.
Because of the significance of our collaboration with Janssen, we face a heightened risks with respect to our reliance on Janssen.
As described in the “Risk Factors” included in our Annual Report, including under the caption “Risks Related to Our Reliance on Third Parties,” we are exposed to numerous risks resulting from our strategic development and commercialization relationships and our reliance on third-party partners in such relationships. All of the risks relating to product development, regulatory approval and commercialization described in our Annual Report apply to the activities of our strategic licensees.  Because of the significance of our newly entered collaboration with Janssen and the contemplated scope of Janssen’s involvement in the development and commercialization of NBTXR3, such risks are particularly acute with respect to our reliance on Janssen for the worldwide (save for the territories covered by the LianBio Agreement) development and commercialization of NBTXR3.  Further, the payments contemplated by the Janssen Agreement are expected to contribute a large portion of our revenue for the foreseeable future. Accordingly, Janssen’s prioritization of, and commitment of resources to, the development and commercialization of NBTXR3, Janssen’s effective design and execution of clinical studies, and Janssen’s delivery of timely, quality data and other information with respect to such studies will be critical to our overall operating and financial performance. Moreover, the significant rights granted to Janssen pursuant to the Janssen Agreement limit our ability to undertake additional studies in new indications and to enter into additional collaborations or partnerships with third parties within the oncology field, which further amplifies our reliance on Janssen.
As part of our collaboration with Janssen, we have undertaken to fulfill the manufacturing and supply of NBTXR3 for Janssen’s clinical and commercial needs, subject to the negotiation of supply agreements, and Janssen’s right to assume manufacturing responsibility.  Such obligations increase the risks associated with our efforts to establish clinical and commercial scale manufacturing capabilities.  To the extent we encounter difficulties in managing this development and expansion of our manufacturing capabilities, this could disrupt our operations and prevent us from realizing the financial benefits of our manufacturing strategy.
Further, we face the risk of significant disruptions in the development and commercialization of NBTXR3 should Janssen terminate the Janssen Agreement, which it is permitted to do upon prior notice without cause.  In such circumstances, we could also lose the opportunity to earn the future revenue we expected to generate under the Janssen Agreement, incur unforeseen costs, and suffer damage to the reputation of our products, product candidates and as a company generally.
Accordingly, in light of the importance of the Janssen Agreement to us, each of the risks described in our Annual Report relating to strategic relationships and reliance on third-party partners should be understood to apply with particular significance to our relationship with Janssen.